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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)




                               Porta Systems Corp.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    735647307
             ------------------------------------------------------
                                 (CUSIP Number)

 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102, (941) 262-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 6, 2000
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
              13d-7 for other parties to whom copies are to be sent
                         (Continued on following pages)
                               (Page 1 of 5 pages)

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D


------------------------                       ---------------------------------
CUSIP NO. 735647307                13G                         PAGE 2 OF 5 PAGES
------------------------                       ---------------------------------

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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Lloyd I. Miller, III                   ###-##-####
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) |_|
                                                                      (B) |_|
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         00**
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR  2(e) [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                               7. SOLE VOTING POWER
            NUMBER OF
             SHARES               538,310***
          BENEFICIALLY         -------------------------------------------------
            OWNED BY           8. SHARED VOTING POWER
              EACH
            REPORTING             611,168***
             PERSON            -------------------------------------------------
              WITH             9. SOLE DISPOSITIVE POWER

                                  538,310***
                               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER

                                   611,168***
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,149,478
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.6%
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14.      TYPE OF REPORTING PERSON

         IN-IA-00**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    See response to Item 3 in original Schedule 13D.
***   See response to Item 5(b), herein.


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               AMENDMENT NO. 6 TO ORIGINAL REPORT ON SCHEDULE 13D

         This Amendment No. 6 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corporation, a Delaware corporation ("the Company"). The purpose of this Amendment is to report that since Miller's previous Schedule 13D filing, Miller has sold additional Shares.

         Item 4 is hereby amended and restated as follows:

         ITEM 4.  Purpose of the Transaction.

         Miller considers his beneficial ownership reported herein of the 1,149,478 Shares, (which amount includes 112,500 Shares which he is deemed to beneficially own as a beneficial holder of warrants and 7,000 Shares which he is deemed to beneficially own as a beneficial holder of options) as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Effective as of June 9, 2000, Miller has ceased to be a member of the board of directors pursuant to the Company's annual election. Miller has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of
Schedule 13D.

         Item 5 is hereby amended and restated as follows:

         ITEM 5.  Interest in Securities of the Issuer.

                  (a) Miller is deemed to beneficially own 1,149,478 Shares (11.6% of the outstanding Shares, based on 9,797,648 Shares outstanding), including the 119,500 Shares which Miller does not actually own, but has a right purchase with respect to the warrants and options Miller beneficially owns. As of the date hereof, 326,513 of such beneficially owned Shares are owned of record by Trust A-4, 246,155 of such beneficially owned Shares are owned of record by Trust C, 244,602 of such beneficially owned Shares are owned of record by Milfam I, L.P., 181,462 of such beneficially owned Shares are owned of record by Milfam II, L.P., 30,246 of such beneficially owned Shares are owned of record by Miller on his own behalf and 1,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, The Lloyd I. Miller III Keogh Plan and Trust A-2 are each the owner of record of warrants to purchase 37,500 of such beneficially owned Shares. As of the date hereof, each of the UGMA's and each of the Family Trusts are each the owner of record of warrants to purchase 7,500 of such beneficially owned Shares. As of the date hereof, Miller owns directly options to purchase 7,000 Shares and is therefore deemed to beneficially own such Shares.

                  (b) Miller shares voting and dispositive power for all Shares held of record in the following trusts: Trust A-2, Trust A-4, Trust C, and in trust for Miller's wife, Dail Miller. Miller has sole voting and dispositive power for all Shares held of record in the following trusts: each of the Family Trusts, each of the UGMA's, Trust Milfam I, L.P., Trust Milfam II, L.P. and by Miller on his own behalf (see Item 6).


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                  (c) The following table details the sales of Shares by Milfam
I, L.P., effected by Miller since Miller's last amended Schedule 13D filing. All of the transactions were transactions in which the Shares were sold pursuant to a prospectus.

                                    Milfam I, L.P.
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Date of Transaction             Number of Shares Sold          Price Per Share
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   September 6, 2000                 15,100                        $1.0919

   September 6, 2000                 85,000                        $1.1875



                  (d) Entities other than Miller have the right to receive dividends from and proceeds of the sales of Shares. Trust A-4 has the right to receive dividends from and proceeds of the sale of 326,513 Shares. Trust C has the right to receive dividends from and proceeds of the sale of 246,155 Shares. Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 244,602 Shares. Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 181,462 Shares. Dail Miller has the right to receive dividends from and proceeds of the sale of 1000 Shares. The Lloyd I. Miller III Keogh Plan and Trust A-2 each has the right to receive dividends from and proceeds of the sale of 37,500 Shares obtainable by the exercise of warrants, or of the warrants themselves. Each of the UGMA's and each of the Family Trusts has the right to receive dividends from and proceeds of the sale of 7,500 Shares obtainable by the exercise of warrants, or of the warrants themselves.
























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         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 8, 2000

                                                   By: /s/ Lloyd I. Miller, III
                                                       ------------------------
                                                         Lloyd I. Miller, III





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